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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire announces Nevada Exploration Alliance with Newmont

PR04-25

Vancouver, BC – December 15, 2004:  David Caulfield, President and CEO of Rimfire Minerals Corporation (TSX-V:RFM) is pleased to announce the creation of an exploration alliance with Newmont Capital Limited, a subsidiary of Newmont Mining Corporation (NYSE:NEM) targeting a defined project area of 3060 square miles (7920 sq. km) in Nevada’s Walker Lane Mineral Belt.

“The invitation to work in the State of Nevada with Newmont, one of the world’s premier gold companies, is very exciting,” said David Caulfield. “The agreement capitalizes on the complementary assets and technical skills of both companies. We look forward to finding new gold projects for our shareholders and also creating opportunities for Newmont by unlocking the value of their extensive Nevada database. ”

Rimfire will have access to Newmont’s geological, geochemical and geophysical databases for the defined area. Newmont has agreed to provide dedicated technical assistance and use of its proprietary target compilation “neural network” technology.

According to M. Stephen Enders, Vice President Worldwide Exploration for Newmont, “Greenfield exploration is the foundation of our industry, and top-quality personnel are critical to that process. I am confident that Rimfire has the creative geoscience talent to efficiently maximize the value of our exploration opportunities.”

Rimfire has committed to making USD$300,000 in expenditures within the project area during the term of the two year agreement. Rimfire may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On Rimfire’s acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold.

Newmont will have a one-time right to enter a 50:50 Joint Venture upon Rimfire expenditures of USD$300,000 on an acquired property. When this right is exercised, Newmont will relinquish the Net Smelter Return Royalty, manage the Joint Venture, and solely fund the next USD$1,000,000 in exploration to earn its 50% interest.

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Partners include Newmont Mining Corporation, AngloGold (U.S.A.) Exploration Inc., Northgate Minerals Corporation, Cangold Limited, and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

December 14, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

December 14, 2004

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner, CCN Mathews

Item 4

Summary of Material Change:

Rimfire Minerals Corporation is pleased to announce the creation of an exploration alliance with Newmont Capital Limited, a subsidiary of Newmont Mining Corporation (NYSE:NEM) targeting a defined project area of 3060 square miles (7920 sq. km) in Nevada’s Walker Lane Mineral Belt.

Item 5

Full Description of Material Changes:

Rimfire will have access to Newmont’s geological, geochemical and geophysical databases for the defined area. Newmont has agreed to provide dedicated technical assistance and use of its proprietary target compilation “neural network” technology. Rimfire has committed to making USD$300,000 in expenditures within the project area during the term of the two year agreement. Rimfire may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On Rimfire’s acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon Rimfire expenditures of USD$300,000 on an acquired property. When this right is exercised, Newmont will relinquish the Net Smelter Return Royalty, manage the Joint Venture, and solely fund the next USD$1,000,000 in exploration to earn its 50% interest.

Item 6

Reliance on Section 85(2) of the Act:

Not Applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Mark E. Baknes, Vice President Exploration 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of December, 2004.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

December 21, 2004